Filed by Unilever N.V.

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Unilever N.V.

Commission File Number: 001-04547

Date: July 19, 2018

The following is a presentation given to analysts by Unilever N.V. on July 19, 2018:

Unilever First Half 2018 Results Paul Polman / Graeme Pitkethly 19th July 2018

SAFE HARBOUR STATEMENT Where relevant, these actions are subject to the appropriate consultations and approvals. This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’ or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the "Group“ or “Unilever”). They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017. This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom. In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (the “Simplification”) under a new holding company (“New NV”), New NV intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V.. New NV also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC. The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION. SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND THE SIMPLIFICATION. Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New NV, Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com. This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New NV may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction. This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of NV should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of NV’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the "EU Prospectus"), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions. Deutsche Bank AG ("Deutsche Bank") is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany's Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom. Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Paul Polman

First half 2018: Strong volumes, high-quality margin Earnings Cash Growth Margin exc. spreads Progressively getting the benefits from Connected 4 Growth Underlying Sales Growth exc. spreads +2.7% +2.5% Underlying Volume Growth Underlying Operating Margin +80 bps +60 bps Gross Margin Free Cash Flow €1.8 bn +€0.4 bn vs. H1 2017 Underlying current EPS +7.8% +18.6% Underlying constant EPS

Good progress on our 2020 programme • Food & Refreshment integrated, 3 Divisions • On track for 20% Underlying Operating Margin by 2020 Net debt / EBITDA raised and expected to stay at 2x • Increased leverage & returns •Completed 2017 SBB & launched 2018 SBB to return spreads proceeds Simpler capital structure • Bought-out the preference shares • Simplification of our Legal structure by year end Faster portfolio evolution • Accelerated M&A – 24 acquisitions since January 2015 • Completed the disposal of spreads Accelerated margin progression • Savings programmes ZBB and 5S – on track for €6 billion by 2019 Simpler, faster organisation • Country Category Business Teams fully in place

Some challenging markets Market growth Short-term disruptions Emerging Market GDP Source: Oxford Economics Source: Nielsen, adjusted for e-commerce 201818 vs. 17 India7.5% Brazil1.6% Indonesia5.1% Market value 3% 1% Market volume

Encouraging step-up in volume growth Underlying Sales Growth exc. spreads Pricing muted, as expected: o Low commodity inflation o Goods and Services Tax in India o Deflation in Brazil Volume step-up despite: oBrazil truckers strike oChallenging market conditions in Indonesia & France USG5.4%3.2%3.4%3.5%2.7% UPG UVG (0.1)% H 1 ' 1 6H 2 ' 1 6H 1 ' 1 7H 2 ' 1 7H 1 ' 1 8 2.6% 1.7% 0.2% 3.1% 3.2% 2.8% 2.5% 1.8%

Broad-based growth and margins Beauty & Personal Care Home Care Food & Refreshment Underlying Sales Growth exc. spreads +2.4% +100 bps Underlying Operating Margin Underlying Sales Growth +3.5% +60 bps Underlying Operating Margin Underlying Sales Growth +2.7% +70 bps Underlying Operating Margin

Graeme Pitkethly

Asia / AMET / RUB First half Quarterly trend USG 6.9%4.3%6.0%6.5%5.9%6.3% UPG UVG Q 1 ' 1 7Q 2 ' 1 7Q 3 ' 1 7Q 4 ' 1 7Q 1 ' 1 8Q 2 ' 1 8 TO €11.7bn USG6.1% UVG 5.1%

Latin America First half Quarterly trend TO €3.5bn USG-2.6% UVG -2.1% USG3.5%6.3%6.6%4.6%2.2%(6.9)% UPG UVG Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18

North America First half Quarterly trend Underlying Sales Growth exc. spreads TO €4.3bn USG0.9% UVG 1.1% USG(0.1)%1.8%(2.8)%2.8%3.1%(1.0)% UPG UVG Q 1 ' 1 7Q 2 ' 1 7Q 3 ' 1 7Q 4 ' 1 7Q 1 ' 1 8Q 2 ' 1 8

Europe First half Quarterly trend Underlying Sales Growth exc. spreads TO €5.8bn USG0.6% UVG 1.1% USG(1.0)%1.0%(1.5)%0.3%1.6%1.1% UPG UVG Q1’17 Q2’17 Q3’17 Q4’17 Q1’18 Q2’18

First Half 2018: Turnover (0.2)% H1 2017 UVG UPG SPREADS M&A FX H1 2018 €27.7bn €26.4bn (8.9%) 1.9% USG ex-Spreads +2.7% 0.2% 2.5%

First Half 2018: High-quality margin delivery H1 2017 Gross Margin Brand & Marketing Investment Overheads H1 2018 18.6% 17.8% + 80 bps +60 bps (20) bps +40 bps

First Half 2018: Underlying Earnings Per Share 0.5% (0.1)% JVs, NCI & Minority Interest Operational performance Share Buyback Financing & Pensions H1 2017 Tax Currency H1 2018 €1.22 €1.13 Underlying EPS +7.8% in current rates 10.8% 4.6% (10.8%) 2.8%

Cash flow & balance sheet Free cash flow Pension deficit Net debt € billion 1.8 +0.4 vs. H1’17 € billion Dec-17Jun-18 0.3 0.6 € billion Dec-17Jun-18 20.3 24.8

Paul Polman

Innovation driving our growth Grow our core Meet key trends

An M&A model that allows us to pivot our portfolio faster 24 deals since January 2015 By 2019 these add: €3.5bn more turnover • €3bn HPC • €2bn in premium positions • €1.5bn emerging markets • €1bn e-commerce Primarily in Personal Care Prestige Premium price brands in mass New channels Naturals Disposal of Ades and spreads

Embracing digital in everything we do Robotic process automation Data-driven marketing Artificial Intelligence released 250 Processes automated 120k Hours Chatbots Virtual assistants Data Content Technology Conversations

Simplify our historic dual-headed structure Legal structure change Rationale 55%* incorporated incorporated incorporated *Percentage of the Group’s combined ordinary share capital, calculated by reference to the total number of issued ordinary shares of NV and PLC (excluding treasury shares) as at 31 December 2017 Moving to an orthodox single-parent structure Netherlands UK45%*Netherlands PLC New NV NV •Simplification •Greater flexibility for strategic portfolio change •Stronger corporate governance

Graeme Pitkethly

Continuing with core corporate governance features * including related party and material transaction safeguards **implemented at 2018 AGMs for both NV and PLC Current practice for NV and PLC Continue in New NV Applying both UK and Dutch Corporate Governance Codes Applying UK, Dutch and US listing rules* Annual re-election of directors incl. CEO Separate Chairman and CEO One-tier Board with diverse experiences 5%+5% non-pre-emption rights** Binding vote on Directors’ Remuneration Policy at least every three years Advisory vote on Directors’ Remuneration Report every year

And further strengthening our corporate governance * Cancellation of NV preference shares upon Simplification; **Closure of NV Trust Office subject to approval from trustees; *** In the case of an AGM; ****Some amendments require class meetings Current practice for NV and PLC New NV corporate governance Voting rights Shareholders of PLC vote independently from NV One constituency: One share, one vote principle Classes of shares • NV shares; NV preference shares with high-voting rights • PLC shares A single class of shares*, one global pool of liquidity No preference shares* • Trust Office • Depositary receipt structure Trust Office issues depositary receipts in exchange for NV shares; Trust Office held 77% of NV shares at 31/12/17 and represented 33% of votes at 2017 NV AGM None (as Trust Office and depositary receipt structure will be terminated)** Convene a general meeting • NV: District court at request of shareholders holding > 10% of issued capital • PLC: Shareholders holding > 5% of issued capital Shareholders with > 3% of issued capital can require a general meeting to be convened within 8 weeks • Nominate/propose removal of director • Table resolution • NV: Shareholders holding > 1% of issued capital • PLC: Shareholders holding > 5% of issued capital; or 100 shareholders each holding ca. 3,200 shares*** Shareholders holding > 3% of issued capital Amending Articles of Association • NV: >50% of votes cast at general meeting****, at proposal of the Board • PLC: >75% of votes cast at general meeting, at proposal of the Board or Shareholders >75% of votes cast at general meeting, at proposal of the Board or Shareholders • Disapplication of pre-emption rights • Share buy-back authority • Capital reduction • NV: >50% of votes cast at general meeting • PLC: >75% of votes cast at general meeting >75% of votes cast at general meeting

Timeline Engagement with shareholders, index oviders, proxy agencies on proposal Early Sept 18 – Documentation sent to shareholders at least 6 weeks before EGMs 25/26 Oct 18 – GMs, shareholder votes Around end Q4 18 – Anticipated implementation 15 March 18 announcement of proposal pr

Paul Polman

2018: Full year outlook unchanged  Underlying Sales Growth in the 3-5% range  Underlying Operating Margin: continued progress to 20%  Strong cash flow

Unilever First Half 2018 Results Paul Polman / Graeme Pitkethly 19th July 2018